Filed by Cal Dive International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Cal Dive International, Inc.
Commission File No.: 0-22739
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
•	Press Release of Cal Dive International, Inc. dated February 28, 2006; and

•	Slide presentation to investors and analysts in connection with the Cal Dive International, Inc. Fourth Quarter 2005 Earnings Conference Call on March 1, 2006.

PRESSRELEASE
www.caldive.com
Cal Dive International, Inc. · 400 N. Sam Houston Parkway E., Suite 400 · Houston, TX 77060-3500 · 281-618-0400 · fax: 281-618-0505

For Immediate Release	06-008

		Contact:	Wade Pursell
Date:	February 28, 2006	Title:	Chief Financial Officer
Cal Dive Reports Record Fourth Quarter Results More than
Doubling Last Year’s Fourth Quarter Earnings
HOUSTON, TX — Cal Dive International, Inc. (Nasdaq: CDIS) reported fourth quarter net income of $56 million, or $0.69 per diluted share. This represents a 116% improvement over last year’s fourth quarter results.
The Company sustained damage to certain of its oil and gas production facilities in Hurricanes Katrina and Rita during the third quarter. Included in the fourth quarter earnings was approximately $7 million pre-tax of repair and inspection costs resulting from these hurricanes.
The Company’s effective tax rate fell to 27% in the fourth quarter, resulting in a 33% effective rate for 2005 due primarily to improved profitability both domestically and in foreign jurisdictions.
Summary of Results
(in thousands, except per share amounts and percentages)

	Fourth Quarter		Third Quarter	Full Year
	2005	2004	2005	2005	2004
Revenues	$264,028	$162,990	$209,338	$799,472	$543,392

Gross Profit	95,852	53,030	82,928	283,072	171,912
	36%	33%	40%	35%	32%

Net Income	56,006	25,269	42,671	150,125	79,916
	21%	16%	20%	19%	15%

Diluted Earnings Per Share	0.69	0.32	0.53	1.86	1.03
Owen Kratz, Chairman and Chief Executive Officer of Cal Dive, stated, “I am very pleased that we were able to deliver our best ever quarter despite the negative impact of hurricanes Katrina and Rita on our Oil and Gas division. As predicted, improved Marine Contracting results more than offset the deferral of around 2.5 bcfe of production and the significant repair costs mentioned above.
“Our people faced many challenges during the year and once again they excelled in this quarter by launching ten acquired assets in our Marine Contracting fleet and by bringing back our oil and gas production to near pre-storm levels.

“We are very proud of our performance in 2005 and look forward to continued growth and success during 2006. Our earnings guidance for the year remains in the range of $2.30 — $3.30 per diluted share (excluding the recently announced acquisition of Remington Oil and Gas) and we will provide our first update to that range at the end of the first quarter.”
Financial Highlights
•	Revenues: The $101.0 million increase in year-over-year fourth quarter revenues was driven primarily by significant improvements in Marine Contracting revenues due to the introduction of newly acquired assets and much better market conditions.

•	Margins: 36% was three points better than the year-ago quarter due to a significant increase in Marine Contracting margins driven by improved market conditions.

•	SG&A: $21.2 million increased $7.1 million from the same period a year ago due primarily to additional incentive compensation accruals as a result of improved profitability. This level of SG&A was 8% of fourth quarter revenues, compared to 9% in the year ago quarter.

•	Equity in Earnings: $5.3 million reflects our share of Deepwater Gateway, L.L.C.’s earnings for the quarter relating to the Marco Polo facility as well as our share of Offshore Technology Services Limited’s earnings which is the Trinidadian company to which we contributed the Witch Queen.

•	Income Tax Provision: The Company’s effective tax rate fell to 27% in the fourth quarter, resulting in a 33% effective rate for the full year 2005. This was primarily due to the Company’s ability to realize foreign tax credits and oil and gas percentage depletion due to improved profitability both domestically and in foreign jurisdictions and implementation of the Internal Revenue Code 199 manufacturing deduction as it relates to oil and gas production. This resulted in a benefit for the fourth quarter for previously unrecognized deferred tax assets. We estimate our effective rate for 2006 will be between 34% and 35%.

•	Balance Sheet: During the fourth quarter, the Company acquired the Gulf of Mexico assets from Stolt Offshore. Total debt as of December 31, 2005 was $447 million. This represents 40% debt to book capitalization and with $353 million of EBITDA during 2005, this represents 1.3 times trailing twelve month EBITDA. In addition, the Company had $91 million of unrestricted cash as of December 31, 2005. Most of these funds will be utilized for the final phases of the acquisition of certain assets of Stolt Offshore.
Further details are provided in the presentation for Cal Dive’s quarterly conference call (see the Investor Relations page of www.caldive.com). The call, scheduled for 9:00 a.m. Central Standard Time on Wednesday, March 1, 2006, will be webcast live. A replay will be available from the Audio Archives page.
Cal Dive International, Inc., headquartered in Houston, Texas, is an energy service company which provides alternate solutions to the oil and gas industry worldwide for marginal field development, alternative development plans, field life extension and abandonment, with service lines including marine diving services, robotics, well operations, facilities ownership and oil and gas production.
FORWARD-LOOKING STATEMENTS
This press release and attached presentation contain forward-looking statements that involve risks, uncertainties and assumptions that could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, any projections of revenue, gross margin, expenses, earnings or losses from operations, or other financial items; future production volumes, results of exploration, exploitation, development, acquisition and operations expenditures, and prospective reserve levels of property or wells; any statements of the plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to services; any statements regarding future economic conditions or performance; any statements of expectation or belief; any statements regarding the proposed merger of Remington Oil and Gas Corporation into a wholly owned subsidiary of Cal Dive or the anticipated results (financial or otherwise) thereof; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the performance of contracts by suppliers, customers and partners; employee management issues; complexities of global political and economic developments, geologic risks and other risks described from time to time in our reports filed with the

Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ending December 31, 2004; and, with respect to the proposed Remington merger, actual results could differ materially from Cal Dive’s expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Cal Dive’s and Remington’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2004. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its exploration and production. We assume no obligation and do not intend to update these forward-looking statements.
ADDITIONAL INFORMATION
Cal Dive and Remington will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Cal Dive free of charge by requesting them in writing from Cal Dive or by telephone at (281) 618-0400. You may obtain documents filed with the SEC by Remington free of charge by requesting them in writing from Remington or by telephone at (214) 210-2650. Cal Dive and Remington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Remington in connection with the merger. Information about the directors and executive officers of Cal Dive and their ownership of Cal Dive stock is set forth in the proxy statement for Cal Dive’s 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Remington and their ownership of Remington stock is set forth in the proxy statement for Remington’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

CAL DIVE INTERNATIONAL, INC.

Comparative Condensed Consolidated Statements of Operations

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,

(000's omitted, except per share data)	2005	2004	2005	2004

	(unaudited)

Net Revenues	$264,028	$162,990	$799,472	$543,392
Cost of Sales	168,176	109,960	516,400	371,480

Gross Profit	95,852	53,030	283,072	171,912

Gain on Sale of Assets, net	151	—	1,405	—
Selling and Administrative	21,202	14,135	62,790	48,881

Income from Operations	74,801	38,895	221,687	123,031
Equity in Earnings of Investments	5,301	3,555	13,459	7,927
Interest Expense, net & Other	2,691	1,631	7,559	5,265

Income Before Income Taxes	77,411	40,819	227,587	125,693
Income Tax Provision	20,601	14,548	75,019	43,034

Net Income	56,810	26,271	152,568	82,659
Preferred Stock Dividends and Accretion	804	1,002	2,454	2,743

Net Income Applicable to Common Shareholders	$56,006	$25,269	$150,114	$79,916

Other Financial Data:
Income from Operations	$74,801	$38,895	$221,687	$123,031
Equity in Earnings of Investments	5,301	3,555	13,459	7,927
Share of Equity Investments:
Depreciation	1,220	1,025	4,427	3,009
Interest Expense, net	46	205	1,608	2,179
Depreciation and Amortization:
Marine Contracting	11,199	12,397	40,836	39,259

Oil and Gas Production	15,559	16,963	70,637	69,046

EBITDA (1)	$108,126	$73,040	$352,654	$244,451

Weighted Avg. Shares Outstanding:
Basic	77,659	76,789	77,444	76,409
Diluted	82,876	79,230	82,205	79,062

Earnings Per Share:
Basic	$0.72	$0.33	$1.94	$1.05
Diluted	$0.69	$0.32	$1.86	$1.03

(1)	The Company calculates EBITDA as earnings before net interest expense, taxes, depreciation and amortization (which includes non-cash asset impairments) and the Company’s share of depreciation and net interest expense from its Equity Investments. EBITDA and EBITDA margin (defined as EBITDA divided by net revenue) are supplemental non-GAAP financial measurements used by CDI and investors in the marine construction industry in the evaluation of its business due to the measurements being similar to income from operations.

Comparative Condensed Consolidated Balance Sheets

ASSETS			LIABILITIES & SHAREHOLDERS' EQUITY
(000's omitted)	Dec. 31, 2005	Dec. 31, 2004		Dec. 31, 2005	Dec. 31, 2004

	(unaudited)			(unaudited)
Current Assets:			Current Liabilities:
Cash and equivalents	$91,080	$91,142	Accounts payable	$99,445	$56,047
Accounts receivable	228,058	114,709	Accrued liabilities	148,789	75,502
Other current assets	52,915	48,110	Current mat of L-T debt (2)	6,468	9,613

Total Current Assets	372,053	253,961	Total Current Liabilities	254,702	141,162

Net Property & Equipment:			Long-term debt (2)	440,703	138,947
Marine Contracting	524,890	411,596	Deferred income taxes	164,258	133,777
Oil and Gas Production	391,472	172,821	Decommissioning liabilities	106,317	79,490
Equity Investments	179,556	67,192	Other long term liabilities	10,584	5,090
Goodwill	101,731	84,193	Convertible preferred stock (2)	55,000	55,000
Other assets, net	91,162	48,995	Shareholders' equity (2)	629,300	485,292

Total Assets	$1,660,864	$1,038,758	Total Liabilities & Equity	$1,660,864	$1,038,758

(2)	Debt to book capitalization — 40%. Calculated as total debt ($447,171) divided by sum of total debt, convertible preferred stock and shareholders’ equity ($1,131,471).

Owen Kratz - Chief Executive Officer Martin Ferron - President Wade Pursell - Chief Financial Officer Fourth Quarter 2005 Earnings Conference Call March 1, 2006

FORWARD-LOOKING STATEMENTS This press release and attached presentation contain forward-looking statements that involve risks, uncertainties and assumptions that could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, any projections of revenue, gross margin, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to services; any statements regarding future economic conditions or performance; any statements of expectation or belief; any statements regarding the proposed merger of Remington Oil and Gas Corporation into a wholly owned subsidiary of Cal Dive or the anticipated results (financial or otherwise) thereof; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the performance of contracts by suppliers, customers and partners; employee management issues; complexities of global political and economic developments, other risks described from time to time in our reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ending December 31, 2004; and, with respect to the proposed Remington merger, actual results could differ materially from Cal Dive's expectations depending on factors such as the combined company's cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company's actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Cal Dive's and Remington's respective businesses as further outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of the companies' respective Annual Reports on Form 10-K for the year ended December 31, 2004. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company's market for its exploration and production. We assume no obligation and do not intend to update these forward-looking statements. 2 Additional Information Cal Dive and Remington will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Cal Dive free of charge by requesting them in writing from Cal Dive or by telephone at (281) 618-0400. You may obtain documents filed with the SEC by Remington free of charge by requesting them in writing from Remington or by telephone at (214) 210-2650. Cal Dive and Remington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Remington in connection with the merger. Information about the directors and executive officers of Cal Dive and their ownership of Cal Dive stock is set forth in the proxy statement for Cal Dive's 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Remington and their ownership of Remington stock is set forth in the proxy statement for Remington's 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Presentation Outline I. Summary of Results II. Operational Highlights by Segment A. Marine Contracting i. Shelf Contracting ii. Deepwater Contracting B. Production Facilities C. Oil & Gas Production III. Strategic Overview and Name Change IV. Questions & Answers 3

Summary of Results (all amounts in thousands, except per share amounts and percentages) 4 Fourth Quarter Fourth Quarter Third Quarter 2005 2004 2005 Revenues $264,028 162,990 $209,338 Gross Profit 95,852 53,030 82,928 36% 33% 40% Net Income 56,006 25,269 42,671 21% 16% 20% Diluted Earning Per Share 0.69 0.32 0.53 EBITDA (see reconciliation in the attached financial summary) 108,126 73,040 101,175 41% 45% 48%

2002 2003 2004 2005 2006 12.4 32.8 79.9 143.2 190.9 83 5 Earnings Growth Estimate (Net Income in Millions) Guidance Range 12 33 80 143 273 191

2001 2002 2003 2004 2005 2005 12.3 4.9 7.4 13.4 16.5 22.4 6 Return on Capital Invested 4th QTR (See GAAP reconciliation at Company's website - www.caldive.com) 12 5 7 13 17 22

MARAD Construction and Other Long Term Debt Revolving Credit 7 (Amounts in Millions) 12/31/05 12/31/04 12/31/03 12/31/02 Debt To Book Capitalization 40% 35% 22% 40% Convertible Notes

Marine Contracting (MC) Fourth Quarter Fourth Quarter Third Quarter 2005 2004 2005 Revenues $203,249 $101,451 $144,398 Gross Profit 60,796 16,152 42,052 30% 16% 29% 8 (Amounts reflected are before intercompany eliminations and pre-tax charges for marine asset value impairments in Q4/04) Q4/05: Overall revenues more than doubled year over year and increased by 41% sequentially. Approximately $40 million of the sequential increase resulted from the introduction of assets acquired from Stolt and Torch for two months of the quarter. The rest of the sequential revenue increase came from continually improving market conditions.

Marine Contracting (MC) cont. Gross profit margins improved by 14 points year over year and by one point sequentially, due to better utilization and pricing. The sequential improvement would have been better still without one time integration costs linked to the introduction of the newly acquired assets. Q1/06 and Outlook: We expect Q1/06 financial performance to improve further over Q4/05 due to a full quarter of contribution from most of the acquired assets and pricing increases. 9

Assets in Marine Contracting Segments Segment Shelf Deepwater Activity Pipelay Rider Intrepid Brave Express DLB 8011 Caesar2 Well Operations Q4000 Seawell Robotic Intervention Northern Canyon3 Work Class ROVs x 244 Observation ROVs x 4 Trenching Vehicles x 4 Saturation Diving Uncle John Eclipse Mystic Viking Witch Queen5 Kestrel6 10

Assets in Marine Contracting Segments Segment Shelf Deepwater Activity Saturation Diving Cal Diver I Cal Diver II Constitution Midnight Star Portable Systems x 3 Air Diving Moored Vessels x 6 Utility Vessels x 9 General Diving Equipment 50% of DLB801 sold in January. Caesar to enter service early in 2007. Northern Canyon is a chartered vessel. Three vehicles are on order as of 12/31/05. Witch Queen is owned by OTSL, in which we have a 40% ownership stake. Kestrel to be acquired from Stolt in Q1/06. 11

MC - Shelf Contracting Fourth Quarter Fourth Quarter Third Quarter 2005 2004 2005 85% 65% 65% Utilization Q4/05: Utilization reached a record level due to incremental demand caused by hurricanes Katrina and Rita. Q1/06 and Outlook: We expect this level of utilization to be maintained at least through the remainder of this year, as hurricane related inspection and repair work continues. The demand is so strong that we have negotiated term contracts (six months +) for several assets in what traditionally has been very much a spot market. 12

MC - Shelf Contracting Strategic Acquisitions Update The DB 801 was acquired from Stolt in early January and promptly mobilized to the Mexican market. A local company named Oceanografia purchased 50% of the asset and has the right to purchase the other 50%, after three years, under the terms of a charter/purchase agreement. The DSV Kestrel is expected to complete its work campaign with Stolt in Trinidad by the end of Q1/06. She will then be acquired and deployed on a 12 month + commitment to a major operator in the Gulf of Mexico. During Q4/05 we placed an order for a new portable saturation diving system. This will be received by Q2/06 and placed on a term contract. During Q4/05 we also purchased a saturation diving system from overseas and have already placed it on contract. 13

MC - Deepwater Contracting Fourth Quarter Fourth Quarter Third Quarter 2005 2004 2005 Pipelay 96% 82% 100% Well Operations 98% 92% 94% Robotics 75% 59% 67% Utilization Q4/05: Pipelay asset utilization increased by 14% year over year due to improved market conditions, particularly for tie-back projects. The Intrepid had a full quarter of utilization and the Express worked nearly every day after entering service in late October. Both well intervention assets had near full utilization with the Seawell having a much better quarter for profitability compared to earlier 2005 quarters. The robotics group (Canyon) rounded off an exceptional year with a fourth consecutive record quarter. 14

MC - Deepwater Contracting Q1/06 and Outlook: The very strong deepwater pipelay market will likely result in both the Intrepid and Express1 being near fully utilized in 2006. Around 100 days of utilization will be achieved on internal projects. Both the Q4000 and the Seawell have very strong order books for 2006, although the Q4000 will be out of action for three weeks in Q1 for a thruster repair. Pricing continues to improve and we expect the Seawell, in particular, to see at least a 10 point gross profit increase on a year over year basis. The outlook is similarly bright for the robotics group (Canyon) with near term prospects being boosted by continuing hurricane related repair work. 15 (1 Except for 60 day upgrade program)

Production Facilities Fourth Quarter Fourth Quarter Third Quarter 2005 2004 2005 Equity in Earnings $3,122 $3,555 $3,049 Production throughput (MBOe) 1,109 2,533 1,093 16 Q4/05: Production tariff income was negatively impacted by the mechanical shut-in of the first K2 well. Output from this well will likely be resumed in February following the fix of a downhole safety valve. Q1/06 and Outlook: The first K2 North well commenced production according to plan in mid January and a further six wells will be brought on line by the end of the year from the K2, K2 North and Genghis Khan fields. Equity Income for the year is still expected to fall in the guidance range of $27 - $32 million despite a throughput shortfall in Q1. The Independence Hub is still on track for mechanical completion by the end of the year, with an enhanced production capacity of 1 bcf/day (up from 850 mmcf/day).

Oil & Gas Production Fourth Quarter Fourth Quarter Third Quarter 2005 2004 2005 Revenues $69,375 $66,833 $75,463 Gross Profit 35,055 40,762 40,877 51% 61% 54% Production (BCFe): Shelf 4.6 7.1 6.1 Gunnison 2.1 2.7 2.3 Average Commodity Prices (net of hedging impact): Oil/Bbl $54.31 $39.77 $54.30 Gas/Mcf 11.36 6.83 8.66 17

Oil & Gas Production Q4/05: Shelf: Production of 4.6 Bcfe was 25% less than last quarter due to shut-ins from Hurricanes Katrina and Rita. Realized commodity prices were 17% higher overall than last quarter and 52% higher than those achieved in last year's fourth quarter. Natural gas made up 54% of the fourth quarter production. Gunnison: Production of 2.1 BCFe was relatively flat with last quarter's levels despite hurricane shut-ins. Oil made up 55% of Gunnison production in Q4. Outlook: Approximately 90% of pre-hurricane production is currently back on line. We estimate total production for Q1/06 will be between 8 to 9 Bcfe and reconfirm our guidance for the full year 2006 to be between 44 to 47 Bcfe. 18

Oil and Gas Production 2002 2003 2004 2005 Exploitation Additions Purchased Reserves 157 150 116 225 other 225 Bcfe proven reserves as of December 31, 2005 45%/55% Proved Developed/PUD ratio 60%/40% Natural Gas/Oil ratio PV10: $1.1 billion (pre-tax) Total Proven Reserves as of Year-end (Bcfe) 19

Cal Dive Hedges: As Of February 28, 2006 20

Name Change 21

Helix Energy Solutions Group, Inc. Ticker symbol: NASDAQ: HELX Website: www.HelixESG.com Trading will commence on the NASDAQ with new ticker symbol HELX on Monday March 6, 2006 22 Helix Energy Solutions H E L I X E N E R G Y S O L U T I O N S

2005 Objectives Marine Contracting Revenues: $300 - 330 million ($552 million) Margins: 13% - 15% (26%) Oil and Gas 40 - 45 BCFe of production (33 Bcfe) PUD acquisition Mature property acquisition Production Facilities Equity earnings: $22 - 27 million ($11 million) Start up of production from K2/K2N Identify and progress next opportunity Financial Earnings in range $1.00 - $1.35/share ($1.86 per share) No equity dilution Safety TRIR below 1.8 (1.7) 23 Report Card

Cal Dive International, Inc.
Reconciliation of Non GAAP Measures
Fourth Quarter Ended December 31, 2005
Earnings Release:
Balance Sheet:          “...1.3 times trailing twelve month EBITDA.”
Reconciliation From Net Income to EBITDA:

	4Q05	3Q05	2Q05	1Q05
	(in thousands, except ratio)

Net Income Applicable to Common Shareholders	$56,006	$42,671	$26,027	$25,411
Accretion and Dividends on Preferred Stock	804	550	550	550
Income Tax Provision	20,601	25,099	14,779	14,540
Interest Expense, net & Other	2,691	2,766	913	1,189
Depreciation and Amortization	26,758	28,746	29,247	26,723
Share of Equity Investments:
Depreciation	1,220	1,200	996	1,010
Interest Expense, net	46	143	—	1,418

EBITDA	$108,126	$101,175	$72,512	$70,841

Trailing Twelve Months EBITDA	$352,654

Total Debt at December 31, 2005	$447,171

Ratio	1.3

Earnings Conference Call Presentation:
Slide 4 (Summary of Results):
Reconciliation From Net Income to EBITDA:

	4Q05	4Q04	3Q05
	(in thousands, except percentages)

Net Income Applicable to Common Shareholders	$56,006	$25,269	$42,671
Accretion and Dividends on Preferred Stock	804	1,002	550
Income Tax Provision	20,601	14,548	25,099
Interest Expense, net & Other	2,691	1,631	2,766
Depreciation and Amortization	26,758	29,360	28,746
Share of Equity Investments:
Depreciation	1,220	1,025	1,200
Interest Expense, net	46	205	143

EBITDA	$108,126	$73,040	$101,175

Revenues	$264,028	$162,990	$209,338

EBITDA Margin (EBITDA / Net Revenues)	41%	45%	48%

Slide 8 (Marine Contracting):

	4Q05	4Q04	3Q05
	(in thousands, except percentages)

Revenues as Shown	$203,249	$101,451	$144,398
Intercompany Revenue Elimination	(8,596)	(5,294)	(10,523)

Revenues as Reported	$194,653	$96,157	$133,875

Gross Profit as Shown	$60,796	$16,152	$42,052
Asset Impairments in 4Q04	—	(3,900)	—
Intercompany Profit Elimination	—	14	—

Gross Profit as Reported	$60,796	$12,266	$42,052

Revenues as Reported	$194,653	$96,157	$133,875

Gross Profit Margin	31%	13%	31%

EARNINGS BEFORE NET INTEREST EXPENSE, TAXES, DEPRECIATION AND AMORTIZATION
Reconciliation from Net Income to EBITDA (in thousands)

						2006 Estimate
	2001	2002	2003	2004	2005	Low	High

Net income applicable to common shareholders	$28,932	$12,377	$32,771	$79,916	$150,114	$191,000	$274,000
Accretion and dividends on preferred stock	—	—	1,437	2,743	2,454	3,218	3,218
Cumulative effect of accounting change	—	—	(530)	—	—	—	—
Minority interest	(140)	—	—	—	—	—	—
Income tax provision	15,504	6,664	18,993	43,034	75,019	104,500	149,000
Net interest expense and other	1,290	1,968	3,403	5,265	7,559	18,000	18,000
Depreciation and amortization	34,533	44,755	70,793	108,305	111,473	168,000	168,000
Share of Equity Investments:
Depreciation	—	—	—	3,009	4,427	4,800	4,800
Interest Expense, net	—	—	—	2,179	1,608	500	500

EBITDA	$80,119	$65,764	$126,867	$244,451	$352,654	$490,018	$617,518

RETURN ON CAPITAL EMPLOYED (DOLLARS IN THOUSANDS)

	2001	2002	2003	2004	4Q05	2005

Income from Operations	$29,631	$21,009	$56,161	$130,958	$80,102	$235,146
Add: Litigation and Contract Reserves	—	10,000	—	—	—	—
Tax Effected Earnings	29,631	20,056	35,909	86,118	58,795	157,642
Total Capital (average quarterly shareholders’ equity, plus long term debt, less Gunnison, Marco Polo and Independence Hub investments in 2002-2005)	241,750	412,908	486,184	642,855	1,051,388	954,633

ROCE	12.26%	4.86%	7.39%	13.40%	22.37%	16.51%